CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2010

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these consolidated financial statements.

DAVIDSON & COMPANY LLP
Chartered Accountants: A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Crosshair Exploration & Mining Corp.

We have audited the consolidated balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended April 30, 2010, 2009 and 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an option on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2010 and 2009 and the results of its operations and cash flows for the years ended April 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 22, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated July 22, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 22, 2010

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30
(Expressed in Canadian Dollars)

ASSETS	2010	2009

Current assets
Cash and cash equivalents	$3,427,511	$2,827,274
Marketable securities (cost: $3,695,052 & $2,695,052, respectively)	358,823	292,156
Receivables (Note 10)	135,981	44,544
Prepaid expenses (Note 10)	283,611	317,062

	4,205,926	3,481,036

Other receivables (net of provision for bad debt)	-	31,000

Reclamation bonds	26,477	34,109

Equipment (Note 3)	380,705	482,686

Mineral properties (Note 5)	30,385,684	29,336,828

	34,998,792	$33,365,659

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$798,623	$741,369
Due to related parties (Note 10)	4,294	98,498
	802,917	839,867

Future reclamation costs (Note 6)	290,458	676,484
Contingent Liability (Note 15)	200,000	-

	1,293,375	1,516,351
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 131,477,493 (April 30, 2009 – 112,184,313) common shares	70,162,104	67,793,186
Contributed surplus (Note 8)	17,237,949	15,429,680
Deficit	(53,694,636)	(51,373,558)

	33,705,417	31,849,308

	34,998,792	$33,365,659
Nature of Operations and Going Concern (Note 1)
Commitments (Note 7)
Contingencies (Note 15)

On behalf of the Board:
“Mark J. Morabito”	Director	“Ian B. Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2010	2009	2008
EXPENSES
Accretion (Note 6)	$54,908	$28,089	$5,502
Amortization	13,069	199,213	148,138
Audit and accounting	132,498	171,486	102,944
Provision for bad debt	31,000	93,270	-
Consulting (Note 10)	84,452	174,541	192,359
Directors fees (Note 10)	-	100,500	108,500
Insurance	80,784	79,272	68,426
Investor relations	73,835	167,570	452,988
Legal (Note 10)	289,737	225,048	128,045
Management fees (Note 10)	94,582	39,583	71,250
Office and administration	184,484	332,894	623,154
Property Investigations	239	-	-
Rent	117,916	190,232	156,358
Stock-based compensation (Note 8)	1,049,684	3,312,632	7,097,948
Transfer agent and filing fees	95,263	353,445	330,777
Travel	42,860	95,546	273,115
Wages and salaries	642,262	1,351,582	1,292,464
	3,087,573	6,914,903	11,051,968

OTHER INCOME (EXPENSES)
Interest income	49,122	175,425	407,731
Management fee income	-	-	20,000
Gain on disposition of capital assets	-	21,516	-
Gain on disposition of Sinbad Claims	-	-	15,849
Gain (loss) on foreign exchange	10,018	(17,380)	-
Asset retirement obligation recovery	51,734	-	-
Unrealized gains (losses) on marketable securities	66,667	(1,290,195)	(2,077,112)
Impairment/ write-off of mineral properties	(229,796)	(14,000,000)	(247,704)
	(52,255)	(15,110,634)	(1,881,236)

Loss before income tax	(3,139,828)	(22,025,537)	(12,933,204)

Future income tax recovery (Note 11)	818,750	1,301,300	-

Loss and comprehensive loss for the year	$(2,321,078)	$(20,724,237)	$(12,933,204)

Basic and diluted loss per common share	$(0.02)	$(0.22)	$(0.18)

Basic and diluted weighted average number of common shares outstanding	118,114,045	93,584,687	72,997,081

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30
(Expressed in Canadian Dollars)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,321,078)	$(20,724,237)	$(12,933,204)
Items not affecting cash:
Accretion	54,908	28,089	5,502
Accrued income on other receivables	-	(8,444)	-
Amortization	113,069	199,213	148,138
Provision for bad debt	31,000	93,270	-
Future income tax recovery	(818,750)	(1,301,300)	-
Stock-based compensation	1,049,684	3,312,632	7,097,948
Unrealized gain–foreign exchange	(25,963)	(29,238)	-
Unrealized losses (gains) on marketable securities	(66,667)	1,290,195	2,077,112
Write-off / impairment of mineral properties	229,796	14,000,000	247,704
Gain on disposition of Sinbad Claims	-	-	(15,849)
Asset retirement obligation recovery	(51,734)
Acquisition of marketable securities	-	(1,000,000)	(872,076)
Non-cash working capital item changes
Receivables	(88,768)	426,812	(113,416)
Due from related party	(2,669)	-	-
Prepaid expenses	33,451	(43,234)	(70,390)
Payables and accrued liabilities	(301,568)	353,529	(1,163,602)
Due to related parties	(94,204)	(11,797)	91,054

Net cash used in operating activities	(2,259,493)	(3,414,510)	(5,501,079)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition costs on acquisition of Target	-	(195,271)	-
Cash acquired on acquisition of Target	-	210,572	-
Proceeds on sale of mineral property	-	-	31,698
Mineral properties	(954,128)	(5,965,764)	(10,587,059)
Acquisition of equipment	(11,088)	(103,116)	(289,941)
Reclamation bond refunds	7,632	-	-

Net cash used in investing activities	(957,584)	(6,053,579)	(10,845,302)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	3,817,314	(16,992)	15,310,838
Advances made to Target	-	(963,519)	-

Net cash provided by (used in) financing activities	3,817,314	(980,511)	15,310,838

Net change in cash and cash equivalents during the year	600,237	(10,448,600)	(1,035,543)

Cash and cash equivalents, beginning of the year	2,827,274	13,275,874	14,311,417
Cash and cash equivalents, end of the year	$3,427,511	$2,827,274	$13,275,874
Cash and cash equivalents
Cash	$1,502,790	$787,274	$4,927,439
Liquid short term investments	1,924,721	2,040,000	8,348,435
	$3,427,511	$2,827,274	$13,275,874
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
 (Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Contributed Surplus	Deficit	Total
Balance at April 30, 2007	70,912,072	$44,135,660	$3,888,533	$(17,716,117)	$30,308,076

Issued for:
Private placement	11,575,000	15,005,000	-	-	15,005,000
Share issuance costs	-	(1,399,794)	238,392	-	(1,161,402)
Property acquisition	420,000	1,011,800	-	-	1,011,800
Return to treasury	(114)	-	-	-	-
Exercise of stock options	1,288,984	1,694,828	-	-	1,694,828
Exercise of agent warrants	37,383	47,434	-	-	47,434
Exercise of warrants	362,500	453,125	-	-	453,125
Stock-based compensation for the year	-	-	7,097,948	-	7,097,948
Less: fair market value of options and warrants	-	-	(728,147)	-	(728,147)
Loss for the year	-	-	-	(12,933,204)	(12,933,204)
Balance at April 30, 2008	84,595,825	60,948,053	10,496,726	(30,649,321)	40,795,458

Issued for:
Share issuance costs	-	(16,992)	-	-	(16,992)
Property acquisition	12,925,000	5,969,008	1,500,418	-	7,469,426
Target plan of arrangement (Note 4)	14,663,488	2,194,417	119,904	-	2,314,321
Stock-based compensation for the year	-	-	3,312,632	-	3,312,632
Tax benefit renounced to flow-through shareholders	-	(1,301,300)	-	-	(1,301,300)
Loss for the year	-	-	-	(20,724,237)	(20,724,237)
Balance at April 30, 2009	112,184,313	67,793,186	15,429,680	(51,373,558)	31,849,308

Issued for:
Stock option exercise	25,000	11,972	(8,222)	-	3,750
Private placement – Nov 2009	5,000,000	639,656	360,344	-	1,000,000
Flow-through private placement– Nov 2009	5,100,000	1,275,000	-	-	1,275,000
Debt Settlement	350,000	79,450	-	-	79,450
Flow-through private placement– Dec 2009	2,000,000	500,000	-	-	500,000
Flow-through private placement– April 2010	6,818,180	1,244,333	255,667	-	1,500,000
Share issuance costs	-	(562,743)	101,307	-	(461,436)
Tax benefit renounced to flow-through shareholders	-	(818,750)	-	-	(818,750)
Stock-based compensation for the year	-	-	1,099,173	-	1,099,173
Loss for the year	-	-	-	(2,321,078)	(2,321,078)
Balance at April 30, 2010	131,477,493	$70,162,104	$17,237,949	$(53,694,636)	$33,705,417

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

While these consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due, certain conditions and events cast significant doubt on the validity of this assumption.  For the year ended April 30, 2010, the Company reported a loss of $2,321,078 and as at that date had an accumulated deficit of $53,694,636.  The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from loans or equity financings or through other arrangements. To raise funds for operations, the Company is pursuing merger and acquisition opportunities, in conjunction with private or institutional financing.  However, there can be no assurance that these activities will be successful.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

2.           BASIS OF PRESENTATION

Change in accounting policy

New Canadian Accounting Pronouncements

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn. The adoption of this section did not have a significant effect on the Company’s financial statements.

Business combinations (Section 1582)

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard will be effective May 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. The Company does not expect the adoption of this section to have a significant effect on its financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

New Canadian Accounting Pronouncements (cont’d…)

Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Theses standards are effective May 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” The Company does not expect the adoption of this section to have a significant effect on its financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing May 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending July 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheets at both April 30, 2010 and 2011.

The Company has commenced the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 – first time adoption; presentation of financial statements; property, plant and equipment; asset retirement obligations; impairment of assets; and share-based payments. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its second fiscal quarter October 30, 2010, along with its determination of changes to accounting policies and choices to be made. The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured. The Company expects to complete its quantification of financial statement impacts by the end of its third fiscal quarter January 31, 2011.

Significant accounting policies

Consolidation

These consolidated financial statements include the accounts of the Company, Target Exploration & Mining Corp, and 448018 Exploration Inc. (Note 4); both of which are wholly owned subsidiaries, and the accounts of The Bootheel Project LLC (Note 5). All inter-company transactions and balances have been eliminated.

Foreign exchange

The financial position and results of the Company’s integrated foreign operations have been translated into
Canadian funds using the temporal method as follows:

i) Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;
ii) Non-monetary items, at the historical rate of exchange; and
iii) Exploration and administration costs, at the average rate during the year in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the year.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (cont’d…)

Significant accounting policies (cont’d…)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

Financial Instruments

The Company follows CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”.  These sections, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value and changes in fair value are recorded in other comprehensive income.

The Company has classified its cash and cash equivalents and marketable securities as held-for-trading.  Receivables are classified as loans and receivables.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, all of which are measured at amortized cost.  The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon issuance of debt instruments or modification of a financial liability.  Transaction costs are not deducted from the financial liability and are amortized using the effective interest method over the life of the related liability.

CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significant.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.
(See Note 14)

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d…)

Significant accounting policies (cont’d…)

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments.  Interest earned is recognized immediately in operations.

Marketable securities

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

Equipment

Equipment is recorded at cost.  The equipment noted below is amortized over its useful lives using the following annual rates and methods:

Computer and office equipment	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	3 years	Straight-line

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production.  If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future reclamation costs

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d…)

Significant accounting policies (cont’d…)

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction to share capital.

If a company has sufficient unused tax losses and deductions to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Stock-based compensation

The Company has an employee stock option plan.  The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options’ vesting periods.

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value.  For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

3.           EQUIPMENT

	April 30, 2010			April 30, 2009
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures	$203,254	$146,867	$56,387	$203,254	$135,082	$68,172
Computer & office equipment	159,002	91,890	67,112	157,968	70,360	87,608
Computer software	71,008	49,876	21,132	60,953	37,720	23,233
Exploration equipment	396,292	176,369	219,923	396,292	130,304	265,988
Leasehold improvements	69,986	53,835	16,151	69,986	32,301	37,685

	$899,542	$518,837	$380,705	$888,453	$405,767	$482,686

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

4.           ACQUISITION

Target Exploration & Mining Corp.

On January 6, 2009, the Company entered into a plan of arrangement with Target Exploration & Mining Corp. (“Target”), whereby the Company agreed to acquire all of the outstanding common shares, warrants and stock options of Target. In consideration, the Company issued common shares, warrants and stock options on a 1.2 ratio for each Target common share, warrant and stock option outstanding, with all other terms of the warrants and stock options remaining unchanged. On March 31, 2009, the plan of arrangement was completed and the Company issued 14,663,488 common shares, 2,283,300 warrants and 2,400,000 stock options to Target shareholders and paid acquisition costs of $195,271, with a total value of $2,509,592.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated amongst the fair value of the assets and liabilities of Target as of the date of acquisition.

The acquisition of Target constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

 The total purchase price of $2,509,592 includes the following:

Common shares issued	$2,194,417
Fair value of options	107,594
Fair value of warrants	12,310
Acquisition costs	195,271

$2,509,592

The purchase price of $2,509,592 was allocated as follows:

Cash	$210,572
Receivables	28,837
Reclamation bonds	34,109
Equipment	7,228
Mineral properties	3,829,933
Current liabilities	(232,194)
Advances due to Crosshair	(963,519)
Future reclamation obligations	(405,374)

$2,509,592

These consolidated financial statements include the results of operations of Target from March 31, 2009, the date of acquisition.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Total $
Balance April 30, 2008	23,357,836	-	-	$3,714,145	-	27,071,981

Drilling & trenching	464,663	-	-	6,438	-	471,101
Geology	2,964,923	29,750	48,741	19,790	-	3,063,204
Geophysics	3,903	27,057	-	3,745	-	34,705
Administration	241,485	1,451	19,962	19,346	-	282,244
Technical analysis	428,500	-	1,580	10,586	-	440,666
Future reclamation	25,929	44,854	-	-	-	70,783
Acquisition costs	370,000	7,132,327	3,600,137	746,122	229,796	12,078,382
JCEAP1 refunds received	(150,000)	-	-	-	-	(150,000)
Recovery- JV partner	-	(24,294)	-	-	-	(24,294)
Administration fees	-	(1,944)	-	-	-	(1,944)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(14,000,000)
Total for year	(4,983,930)	2,542,534	3,670,420	806,027	229,796	2,264,847
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	229,796	29,336,828

Drilling & trenching	88,713	-	2,952	592,314	-	683,979
Geology	90,800	70,282	209,190	157,040	-	527,312
Geophysics	-	123,662	-	-	-	123,662
Administration	56,770	32,435	28,961	47,242	-	165,408
Technical analysis	37,527	3,901	-	38,974	-	80,402
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	-	(389,200)
Acquisition costs	200,000	-	46,812	20,000	-	266,812
JCEAP1 refunds received	-	(70,954)	-	(6,569)	-	(77,523)
Recovery- JV partner	-	(71,004)	(18,236)	(4,352)	-	(93,592)
Administration fees	-	(8,260)	-	(348)	-	(8,608)
Write-off	-	-	-	-	(229,796)	(229,796)
Total for year	455,145	74,411	(97,210)	846,306	(229,796)	1,048,856
Balance April 30, 2010	18,829,051	2,616,945	3,573,210	5,366,478	-	30,385,684

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

5.           MINERAL PROPERTIES (cont’d…)

Cumulative totals as at April 30, 2010:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Other Claims $	Totals $
Drilling & trenching	7,313,731	-	2,952	2,300,330	-	9,617,013
Geology	12,975,790	100,032	257,931	780,444	-	14,114,197
Geophysics	1,762,457	150,719	-	441,258	-	2,354,434
Administration	1,665,835	33,886	48,923	259,788	-	2,008,432
Technical analysis	1,688,509	3,901	1,580	298,982	-	1,992,972
Future reclamation	171,612	39,203	(366,889)	4,392	-	(151,682)
Acquisition costs	3,150,750	7,132,327	3,646,949	1,387,322	229,796	15,547,144
Recovery- JV partner	-	(95,298)	(18,236)	(4,352)	-	(117,886)
Administration fees	-	(10,204)	-	(348)	-	(10,552)
JCEAP1 refunds received	(566,300)	(70,954)	-	(101,338)	-	(738,592)
Impairment charge	(9,333,333)	(4,666,667)	-	-	(229,796)	(14,229,796)
Balance April 30, 2010	18,829,051	2,616,945	3,573,210	5,366,478	-	30,385,684

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production (See Note 15).  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk-free rate – 2.50%; expected life – 3 years, and volatility – 84%. $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Universal.  The terms of the warrants are more fully described in Note 8.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. (see Note 4). Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC (“BHP LLC”), subject to certain royalties, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  As of April 30, 2010, the Company, through Target, has earned its 75% interest in BHP LLC.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”); and abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer certain projects located in Newfoundland to Gemini in exchange for shares of Gemini.  As a result of the current market conditions, the Board of Directors of Crosshair determined that it was no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES (cont’d…)

Golden Promise

Golden Promise Property (cont’d...)

As per the original property option earn-in agreement the Company issued 20,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 2,655,000 common shares with a market value of $686,608 during the year ended April 30, 2009.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp. (see Note 4). During the second quarter of fiscal 2010 the Company returned these claims and as a result the related costs of $229,796 were written off to operations.

6.	FUTURE RECLAMATION COSTS

	April 30, 2010		April 30, 2009
Asset retirement obligation – beginning balance	$676,484		$172,238
Liability incurred	(440,934	)1	70,783
Liability assumed – Target plan of arrangement	-		405,374
Accretion expense	54,908		28,089

Asset retirement obligation – ending balance	$290,458		$676,484

1 The Company revised its estimates down from the previous year based on new information regarding potential reclamation costs to be incurred in the future.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

6.	FUTURE RECLAMATION COSTS (cont’d...)

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2011 and 2013.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $300,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2013.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

7.           COMMITMENTS

The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitment under these leases are: fiscal 2011- $139,365.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production (See Note 15).  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2010, the Company is required to spend approximately $394,600 (net of recoveries from the government of Newfoundland and our joint venture partner) to maintain the highest potential claims.

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the year ended April 30, 2010, common shares were issued as follows:

(a)
On November 19, 2009, the Company completed a brokered private placement of 5,000,000 units (the “Units”) at a price of $0.20 per Unit for gross proceeds of $1,000,000.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 500,000 agent’s units (“Agent’s Units”) at an exercise price of $0.255 per Agent’s Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months, expiring on November 19, 2011.

The Company also concurrently closed a brokered private placement with the Agent of 5,100,000 flow-through shares at a price of $0.25 per flow-through share for gross proceeds of $1,275,000. Each flow-through share consisted of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the flow-through private placement and issued 510,000 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $0.255 per common share, for a period of 24 months, expiring on November 19, 2011.

(b)	On December 2, 2009, the Company settled debt of $79,450 by the issuing 350,000 common shares.

(c)
On December 15, 2009, the Company completed a non-brokered private placement of 2,000,000 flow-through shares of Crosshair at a price of $0.25 per flow-through share for gross proceeds of $500,000.  Each flow-through share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the flow-through private placement the Company issued 120,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS, (cont’d....)

Share and warrant issuances (cont’d...)

(d)
25,000 shares were issued from the exercise of stock options at price of $0.15 per share for gross proceeds of $3,750.  An amount of $8,222 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

(e)
On April 1, 2010, the Company closed a non-brokered private placement with Mineral Fields Group of 6,818,180 units (“Unit”) at a price of $0.22 per unit for gross proceeds of $1,500,000.  Each Unit consists of one flow-through common share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through common share at an exercise price of $0.35 per common share for the first year and $0.40 for the second year following the date the private placement closes.

In connection with the flow-through private placement the Company paid a finder’s fee of a cash commission equal to 5% and a due diligence fee equal to 3.5% of the gross proceeds received from the private placement and issued 511,364 (valued at $56,781) finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”), at an exercise price of $0.22 per Agent’s Unit, for a period of 24 months following the date the private placement closes.  Each Agent’s Unit consists of one common share and one half of one share purchase warrant on the same terms as the Warrants.

All securities issued pursuant to the Private Placement are subject to a four month hold period that expires on August 2, 2010.

During the year ended April 30, 2009, shares and warrants were issued as follows:

(f)
20,000 common shares valued at $12,400 were issued for acquisition costs associated with the Golden Promise Property and 250,000 common shares valued at $170,000, were issued for acquisition costs associated with the Moran Lake Property.

(g)
10,000,000 common shares valued at $5,100,000 and 7,500,000 warrants valued at $1,500,418, were issued to Universal as consideration for Universal – Silver Spruce CMB Joint Venture Property (Note 5).  Each warrant entitles the holder to purchase one additional Crosshair common share at $1.00 for the three year period ending July 29, 2011.  The warrants are subject to early expiry if Crosshair’s shares trade at a value of $2.00 or more for a period of 20 days.  Both the shares and warrants are held in escrow and released as to 1,250,000 shares and 937,500 warrants every three months commencing in October 2008.  Universal has granted Crosshair’s management a voting proxy over shares it holds or acquires through the exercise of the warrants.  Universal can obtain a release from the escrow provisions and proxy rights in respect of shares and/or warrants it distributes to shareholders.

(h)
In connection with the plan of arrangement of Target Exploration & Mining Corp., (see Note 4) the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,594.

(i)	In order to earn its 60% interest in the Golden Promise Property, the Company issued 2,655,000 common shares valued at $686,608 to Paragon Minerals Corp.

(j)	As of April 30, 2010 Universal has 1,429,000 shares and 1,074,000 warrants that remain in escrow.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share and warrant issuances (cont’d...)

During the year ended April 30, 2008, shares and warrants were issued as follows:

(k)
the Company completed an equity offering  with Canaccord Capital Corporation as lead underwriter, under which the Underwriter has purchased 8,000,000 non flow-through units (“Units”) and 3,575,000 flow-through common shares at a price of $1.25 per Unit and $1.40 per Flow-Through Share, resulting in aggregate gross proceeds to the Company of $15,005,000. Each Unit consists of one common share and one transferable common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of $1.80 until October 4, 2009. Share issue costs of $1,161,402 were incurred in relation to this offering.  The Underwriter was also issued 694,500 warrants (“Underwriters Warrants”) exercisable at $1.25 per warrant and expires on October 4, 2009.  Each Underwriters’ warrant entitles the Underwriter to acquire one common share of the Company and one common share purchase warrant (“underlying warrant”) at a price of $1.80, up until October 4, 2009.

(l)
20,000 common shares valued at $2.64 per share were issued for acquisition costs associated with the Golden Promise Property, 50,000 common shares valued at $2.90 per share were issued for acquisition costs associated with the Stormy Lake and Partridge River Properties, 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake Property and 100,000 common shares valued at $2.44 per share were issued for acquisition costs associated with the Otter/Portage Lake Property.

(m)	114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

(n)
1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $966,681.  An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

(o)	399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

Warrants

The following is a summary of warrants outstanding at April 30, 2010, 2009 and 2008 and changes during the years then ended.

	April 30, 2010		April 30, 2009		April 30, 2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the year	18,477,800	$1.31	8,694,500	$1.76	399,883	$1.25
Private placement/Issuance	10,050,454	0.31	9,783,300	0.91	8,694,500	1.76
Exercised/cancelled	(10,977,800)	1.52	-	- -	(399,883)	1.25
Outstanding, end of the year	17,550,454	0.60	18,477,800	1.31	8,694,500	1.76

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants (cont’d...)

At April 30, 2010, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
7,500,000	1.00	July 29, 20111
5,000,000	0.30	November 19, 20112
500,000	0.26	November 19, 20113
510,000	0.26	November 19, 20113
120,000	0.25	December 15, 20114
3,409,090	0.35	April 1, 20125
511,364	0.22	April 1, 20126

17,550,454	0.60

(1)	These warrants were issued in connection with the Silver Spruce CMB Joint Venture Property (Note 8(g)).
(2)	These warrants were issued in connection with the private placement on November 19, 2009 (Note 8(a)).
(3)	These warrants were issued to the Agent in connection with the private placement on November 19, 2009 (Note 8(a)).
(4)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on December 15, 2009 (Note 8(c)).
(5)	These warrants were issued in connection with the private placement on April 1, 2010 (Note 8(e)).
(6)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on April 1, 2010 (Note 8(e)).

Stock options

The Company has a stock option plan whereby options may be granted to directors, employees, consultants and certain other service providers. The maximum number of options that can be issued are 11,308,528. Options are subject to the minimum vesting requirement of two years, with 25% of the total number of the options granted to be released every 6 months from the date of grant, with the exception of the options that were cancelled and re-granted to insiders during the second quarter, which had a vesting period of 12 months.  As per the stock option plan options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at April 30, 2010, 2009 and 2008 and changes during the years then ended.

	April 30, 2010		April 30, 2009		April 30, 2008
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of year	9,982,500	$0.71	9,593,000	$1.71	8,981,984	$1.62
Exercised	(25,000)	0.15	-	-	(1,288,984)	0.59
Cancelled or expired	(3,677,500)	0.93	(6,090,501)	1.36	(1,100,000)	2.23
Granted	5,343,528	0.24	6,480,001	0.39	3,000,000	1.76

Outstanding, end of year	11,623,528	$0.38	9,982,500	$0.71	9,593,000	$1.71

Currently exercisable	7,334,632	$0.46

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

During the year ended April 30, 2010, 1,050,000 stock options previously granted to non-insiders were re-priced from $0.87 to $0.23 per option, due to the prolonged decline in market conditions, and to aid in employee retention.

At April 30, 2010, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
300,000	150,000	0.24	May 11, 2010 (subsequently expired)
130,040	130,040	0.25	August 16, 2010
50,000	50,000	0.23	January 5, 2011
100,000	100,000	0.90	January 5, 2011
600,000	600,000	1.00	January 18, 2011
100,000	100,000	0.23	April 24, 2011
100,000	100,000	0.23	May 1, 2011
150,000	150,000	0.23	August 21, 2011
264,000	264,000	0.35	August 29, 2011
24,000	24,000	0.52	November 15, 2011
150,000	150,000	0.23	March 6, 2012
100,000	100,000	0.87	March 23, 2012
100,000	100,000	0.87	April 18, 2012
108,000	108,000	0.86	May 1, 2012
100,000	100,000	0.23	August 1, 2012
793,960	793,960	1.00	August 29, 2012
100,000	100,000	0.23	October 15, 2012
180,000	180,000	0.62	February 26, 2013
100,000	100,000	0.23	April 23, 2013
250,000	187,500	0.88	May 23, 2013
120,000	90,000	0.47	June 5, 2013
150,000	112,500	0.50	August 1, 2013
1,550,000	1,550,000	0.27	September 15, 2013
700,000	525,000	0.15	October 23, 2013
350,000	262,500	0.27	October 27, 2013
100,000	50,000	0.15	December 17, 2013
2,555,000	638,750	0.27	May 28, 2014
200,000	50,000	0.19	August 10, 2014
1,173,528	293,382	0.22	November 30, 2014
100,000	25,000	0.20	December 21, 2014
600,000	150,000	0.21	January 6, 2015
225,000	-	0.21	February 3, 2012

11,623,528	7,334,632	0.46

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

8.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the year ended April 30, 2010 totaled $1,099,173 (April 30, 2009 - $3,312,632, April 30, 2008 - $7,097,948), of this amount $49,489 (April 30, 2009 - $Nil, April 30, 2008 - $Nil) was allocated to the mineral properties.  The weighted average price of options granted in the period was $0.24 (April 30, 2009 - $0.27, April 30, 2008 - $1.76).

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted and re-priced during the years ended April 30, 2010, 2009 and 2008:

	April 30, 2010	April 30, 2009	April 30, 2008

Risk-free interest rate	1.02%	3.09%	3.06%
Expected life of options	5 years	5 years	5 years
Annualized volatility	103%	92%	154%
Dividend rate	0%	0%	0%

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the year ended April 30, 2010:

(a)	Mineral property costs of $396,045 were included in accounts payable.

(b)	$49,489 of stock-based compensation was allocated to mineral properties.

(c)	350,000 common shares of the Company were issued for mineral properties (Note 8(b)).

(d)	$8,222 was reallocated from contributed surplus to capital stock upon the exercise of stock options.

(e)
the Company issued a total of 1,641,364 agents’ warrants valued at $191,060 which were recorded as share issue costs and included in contributed surplus. These were reduced by $89,753 of cash share issuance costs which are included in contributed surplus.

(f)	the Company issued 8,409,090 warrants in connection with the private placements completed during the year valued at $616,011.

(g)	Included in mineral properties is $200,000 relating to the contingent liability (Note 15).

(h)	Included in mineral properties are $389,200 in future reclamation costs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d...)

The following were significant non-cash investing and financing transactions during year ended April 30, 2009:

(a)
10,270,000 common shares valued at $5,282,400, 2,655,000 common shares valued at $686,608 and 7,500,000 warrants valued at $1,500,418 were issued for property acquisitions (Note 8).  Also, exploration equipment with a fair-market value of $63,672 was acquired in connection with the Universal – Silver Spruce CMB Joint Venture agreement.

(b)	Mineral property costs of $11,260 were incurred and included in accounts payable.

(c)	A mineral property impairment charge of $14,000,000 was charged in the last quarter of fiscal 2009.

(d)	Mineral property costs and the provision for future reclamation costs were increased by $70,783.

(e)
In connection with the plan of arrangement of Target Exploration & Mining Corp., (see Note 4) the Company issued 14,663,488 common shares valued at $2,194,417, 2,400,000 options valued at $12,310 and 2,283,300 warrants valued at $107,593.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2008:

(f)	a fair value of $728,147 was recognized in respect of options and agent warrants exercised (Note 8).

(g)	a total of 420,000 common shares valued at $1,011,800 were issued for property acquisitions (Note 8).

(h)	included in accounts payable was $1,018,647 related to mineral property costs.

(i)	the Company issued a total of 694,500 agent warrants at a fair value of $238,392 as share issue costs.

10.           RELATED PARTY TRANSACTIONS

During the year ended April 30, 2010, the Company entered into transactions with related parties as follows:

•	The $26,250 in management fees owing at April 30, 2009, to former directors of Target were paid during the period.

•	The $24,998 owing in legal fees at April 30, 2009, was paid during the period, to the law firm of which a director is a partner.

•
At April 30, 2010, the Company had a receivable of $2,669 (April 30, 2009 - $Nil) from a company with a director and officer in common.  This amount was owed for shared office services, such as rent, office supplies and related utilities, and is included in Receivables.

•
The Company entered into a contract with a management company with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  During the year ended April 30, 2010, the Company has paid a total of $203,639 (April 30, 2009 - $38,498, April 30, 2008 - $Nil) to this management company for such services and has deposits on hand with this company of $130,514 (2009 - $Nil) (included in Prepaid expenses) to be used against services to be provided in the future.

•
incurred management fees of $77,500 (2009 – $12,500, 2008 - $15,600) to a company owned by a director and officer of the Company.  As at April 30, 2010 $4,294 (2009 - $47,250) was owing to companies owned by directors and officers of the Company and was included in due to related parties.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS (cont’d...)

•	paid rent for its Newfoundland office of $6,592 (2009 - $97,153, 2008 - $45,660) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $50,350 (2009 - $Nil, 2008 - $Nil) of fees paid or accrued to companies owned by directors and officers of the Company.     Management fees include $17,082 (2009 - $31,250, 2008 - $56,250) of fees paid or accrued to companies owned by directors and officers of the Company.

•	incurred independent directors’ fees of $Nil (2009 - $100,500, 2008 - $108,500).

These transactions were incurred in the normal course of operations, and were undertaken with the same terms and conditions as transactions with unrelated parties.  The amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

11.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2010	2009	2008

Loss before income tax recovery	$(3,139,828)	$(22,025,537)	$(12,933,204)

Expected income tax recovery at statutory rates	$(926,249)	$(7,322,831)	$(4,299,902)
Non-taxable items	252,144	1,359,883	3,942,847
Non-capital loss and resource expenditure benefits unrecognized (recognized)	(144,645)	4,661,648	357,055

Total income recovery	$(818,750)	$(1,301,300)	$-

The significant components of the Company's future tax assets are as follows:

	2010	2009	2008

Future tax assets:
Loss carry forwards	$3,093,917	$2,614,089	$822,869
Marketable securities	833,969	442,330	334,969
Equipment	116,973	103,748	55,156
Share issuance costs	212,147	234,613	373,537
Mineral property and related exploration expenditures	1,079,720	5,873,818	1,425,338

	5,336,726	9,268,598	3,011,869

Less: valuation allowances	(5,336,726)	(9,268,598)	(3,011,869)

Net future tax assets	$-	$-	$-

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

11.           INCOME TAXES (cont’d…)

During the year ended April 30, 2010, the Company issued 13,918,180 common shares on a flow-through basis for gross proceeds of $3,275,000.  The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties.  Future income taxes of $818,750 on the exploration expenditures to be renounced to shareholders were applied against capital stock in fiscal 2010 as a result.

The Company has available for deduction against future taxable income non-capital losses of approximately $12,376,000. These losses, if not utilized, will expire through 2030. In addition, the Company also has resource deductions available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements, and have been offset by a valuation allowance due to the uncertainty of their realization.

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	April 30, 2010	April 30, 2009

Equipment:

United States	$5,788	$7,106
Canada	374,917	475,580
	$380,705	$482,686
Mineral properties:

United States	$3,573,210	$3,900,216
Canada	26,812,474	25,436,612

	$30,385,684	$29,336,828

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

13.           CAPITAL MANAGEMENT (cont’d…)

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

The Company is planning to complete an equity financing in the second or third fiscal quarter of 2011 to carry on its operations for the next 12 months and beyond April 30, 2011.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

14.           FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, due from related party, reclamation bonds, other receivables, accounts payable and accrued liabilities, and due to related parties approximate carrying value, which is the amount recorded on the consolidated balance sheet.  The Company’s other financial instruments, cash and marketable securities, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

As at April 30, 2010 and April 30, 2009, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2010, the Company has accounts payable denominated in US dollars of $53,755 and cash of $20,357 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $3,360 gain/loss.  In the future the Company expects a significant amount of its expenditures to be in USD, related to the exploration and development of its Bootheel Wyoming Property.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST and HST receivable due from the Government of Canada.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

14.           FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within one year.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Market Risk

The Company currently maintains investments in certain marketable securities.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

15.	CONTINGENCIES

Litigation with Universal Uranium Ltd.

Crosshair Exploration and Mining Corp. announced on April 28, 2009 that it commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

On April 29, 2010, the Company announced that it entered into a definitive agreement with Universal to settle all outstanding litigation between Crosshair and Universal.

The settlement agreement requires Crosshair and Universal to file a consent dismissal order dismissing both the Crosshair claim and the Universal counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Universal or vote those shares in favour of Universal management’s proposals for a period of thirty-six months. As of April 30, 2010, Crosshair held 2,222,222 Universal shares and 2,222,222 Universal warrants.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

15.	CONTINGENCIES (cont’d...)

As per the original voting trust agreement between Crosshair and Universal announced on July 30, 2008 (the “2008 Voting Trust Agreement”), Universal is also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of April 30, 2010, Universal held 5,799,500 (including 1,429,000 held in escrow) Crosshair shares and 7,500,000 Crosshair warrants.

Pursuant to the settlement, for the next twelve months, both Crosshair and Universal are required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month. If Universal fails to comply with its reporting obligation, following receipt of written notice from Crosshair of its failure to report, Universal has five calendar days to supply the information to Crosshair before the 2010 Voting Trust Agreement becomes null and void. Such a voiding of the 2010 Voting Trust Agreement would have no bearing on the terms of the 2008 Voting Trust Agreement. Universal would continue to be required to either abstain from voting its shares in Crosshair or vote its shares in favour of Crosshair management’s proposals.

Litigation with Lewis Murphy

On April 28, 2010 Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to a 2004 Agreement pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed a further annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory relief including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company is defending the court action and has filed a Counterclaim alleging that Mr. Murphy has breached certain representations and warranties contained in the Agreement.  The Company seeks various reliefs including an order of damages and the return of shares.  Mr. Murphy is defending the Counterclaim.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2010			2009
	Balance, Canadian GAAP	Adjustments	Balance, US GAAP	Balance, Canadian GAAP	Adjustments	Balance, US GAAP
Assets:
Current assets	$4,205,926	$-	$4,205,926	$3,481,036	$-	$3,481,036
Long-term receivables	-	-	-	31,000	-	31,000
Reclamation bonds	26,477	-	26,477	34,109	-	34,109
Equipment	380,705	-	380,705	482,686	-	482,686
Mineral properties	30,385,684	(20,047,327)	10,338,357	29,336,828	(18,646,289)	10,690,539

Total assets	$34,998,792	$(20,047,327)	$14,951,465	$33,365,659	$(18,646,289)	$14,719,370

Liabilities
Current liabilities	$802,917	$-	$802,917	$839,867	$-	$839,867
Contingent liability	200,000	-	200,000
Future reclamation costs	290,458	-	290,458	676,484	-	676,484
Flow-through share liability	-	218,274	218,274	-	30,685	30,685
Shareholders’ equity
Capital stock	70,162,104	1,214,436	71,376,540	67,793,186	765,050	68,558,236
Contributed surplus	17,237,949	-	17,237,949	15,429,680		15,429,680
Deficit	(53,694,636)	(21,480,037)	(75,174,673)	(51,373,558)	(19,442,024)	(70,815,582)

Total liabilities and shareholders’ equity	$34,998,792	$(20,047,327)	$14,951,465	$33,365,659	$(18,646,289)	$14,719,370

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2010	2009	2008
Loss for the year under Canadian GAAP	$(2,321,078)	$(20,724,237)	$(12,933,204)
Adjustments:
Mineral property expenditures incurred during the year	(1,401,038)	(4,115,682)	(11,262,238)
Mineral properties written off during the year	-	9,339,424	-
Flow-through share premium paid in excess of market value	181,775	505,565	-
Future income tax recovery	(818,750)	(1,301,300)	-
Loss under US GAAP	$(4,359,091)	$(16,296,230)	$(24,195,442)
Weighted average number of common shares outstanding under US GAAP	118,114,045	93,584,687	72,997,081
Loss per share under US GAAP	$(0.04)	$(0.17)	$(0.33)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2010	2009	2008
Net cash flows from operating activities
Under Canadian GAAP	$(2,259,493)	$(3,414,510)	$(5,501,079)
Mineral properties	(887,316)	(5,145,919)	(10,076,855)
Net cash used in operating activities under US GAAP	(3,146,809)	(8,560,429)	(15,577,934)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	3,817,314	(980,511)	15,310,838
Net cash flows used in investing activities
Under Canadian GAAP	(957,584)	(6,053,579)	(10,845,302)
Mineral properties	887,316	5,145,919	10,076,855
Net cash used in investing activities under US GAAP	(70,268)	(907,660)	(768,447)

Net increase in cash and cash equivalents during the year	600,237	(10,448,600)	(1,035,543)
Cash and cash equivalents, beginning the year	2,827,274	13,275,874	14,311,417
Cash and cash equivalents, end of year	$3,427,511	$2,827,274	$13,275,874

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company capitalizes acquisition costs and expenses as incurred exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.
The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2010, the Company issued 13,918,180 flow-through shares for total proceeds of $3,275,000.  As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $151,090 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $218,273 was recorded for the unexpended amount as of April 30, 2010.

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2010, 2009 and 2008 were 118,114,045, 93,584,687, and 72,997,081 respectively.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards

During fiscal 2010, the Company adopted the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles in accordance with FASB ASC Topic 105, “Generally Accepted Accounting Principles” (the Codification). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Effective with the Company’s adoption on September 1, 2009, the Codification has superseded all prior non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. As the adoption of the Codification only affected how specific references to GAAP literature have been disclosed in the notes to our consolidated financial statements, it did not result in any impact on the Company’s results of operations, financial condition, or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements” (“SFAS 160”) (Codified within ASC 810), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The Company adopted the provisions of SFAS 160 on May 1, 2009 and the adoption of this pronouncement had no impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) (Codified within ASC 805) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS 141(R) on May 1, 2009 and the adoption had no impact on the Company’s financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (Codified within ASC 323), which clarifies the accounting for certain transactions and guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning on May 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010
(Expressed in Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New Accounting Standards (cont’d…)

In April 2009, the FASB issued ASC 820-10-65 formerly FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). This provides significant guidance for determining when a market has become inactive as well as guidance for determining whether transactions are not orderly. It also provides guidance on the use of valuation techniques and the use of broker quotes and pricing services. It reiterates that fair value is based on an exit price and also that fair value is market-driven and not entity-specific. The accounting standard of codification applies to all assets and liabilities within the scope of ASC 820 and is effective for all interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. This ASC is effective for interim and annual periods ending after June 15, 2009. The adoption did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010-09 removes the requirement for an SEC filer to disclose a date relating to its subsequent events in both issued and revised financial statements. ASU 2010-09 also eliminates potential conflicts with the SEC’s literature. Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and accordingly has not disclosed the date relating to its subsequent events.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 is not expected to have material impact on the Company’s financial position or results of operations.